

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Chris Jefferis
Chief Financial Officer
UTA Acquisition Corp.
135 Fifth Avenue
7th Floor
New York, NY 10010

      Re: UTA Acquisition Corp.
           Form 10-K for the fiscal year ended December 31, 2022
           Filed March 31, 2023
           File No. 001-41114

Dear Chris Jefferis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation